# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INDIVIOR PLC, CIK 0001625297
CUSIP: G4766E116
Title of class of securities: Ordinary Shares, $0.50 nominal value per share
Address of issuer's principal executive offices: 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071
Date of event which requires filing of this statement: 12/16/2024
Amends the filing with accession number 0001140361-24-042795
Filed by CIK 0001790787
Persons authorized to receive notices and communications: Richard Ting, 333 South Grand Avenue, 28th Floor, Los Angeles, California, California (CA), 90071, (213) 830-6484

## Reporting persons
- Oaktree Value Opportunities Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 5,545,556; sole dispositive power 0; shared dispositive power 5,545,556; aggregate amount beneficially owned 5,545,556 (4.4% of the class)
  Comment: Calculated based on 125,481,525 Ordinary Shares outstanding as of December 10, 2024, as disclosed in the Issuer's Form 6-K filed with the Securities and Exchange Commission (the ''SEC'') on December 10, 2024.
- Oaktree London Liquid Value Opportunities Fund (VOF), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,351,370; sole dispositive power 0; shared dispositive power 2,351,370; aggregate amount beneficially owned 2,351,370 (1.9% of the class)
  Comment: Calculated based on 125,481,525 Ordinary Shares, outstanding as of December 10, 2024, as disclosed in the Issuer's Form 6-K filed with the SEC on December 10, 2024.
- Oaktree Phoenix Investment Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 268,780; sole dispositive power 0; shared dispositive power 268,780; aggregate amount beneficially owned 268,780 (0.2% of the class)
  Comment: Calculated based on 125,481,525 Ordinary Shares, outstanding as of December 10, 2024, as disclosed in the Issuer's Form 6-K filed with the SEC on December 10, 2024.
- Oaktree Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,356,274; sole dispositive power 0; shared dispositive power 1,356,274; aggregate amount beneficially owned 1,356,274 (1.1% of the class)
  Comment: Calculated based on 125,481,525 Ordinary Shares, outstanding as of December 10, 2024, as disclosed in the Issuer's Form 6-K filed with the SEC on December 10, 2024.
- Oaktree Fund GP I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,165,706; sole dispositive power 0; shared dispositive power 8,165,706; aggregate amount beneficially owned 8,165,706 (6.5% of the class)
  Comment: Calculated based on 125,481,525 Ordinary Shares, outstanding as of December 10, 2024, as disclosed in the Issuer's Form 6-K filed with the SEC on December 10, 2024.
- Oaktree Capital Holdings, LLC (CIK 0001790787): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 9,521,980; sole dispositive power 0; shared dispositive power 9,521,980; aggregate amount beneficially owned 9,521,980 (7.6% of the class)
  Comment: Calculated based on 125,481,525 Ordinary Shares, outstanding as of December 10, 2024, as disclosed in the Issuer's Form 6-K filed with the SEC on December 10, 2024.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 9,521,980; sole dispositive power 0; shared dispositive power 9,521,980; aggregate amount beneficially owned 9,521,980 (7.6% of the class)
  Comment: Calculated based on 125,481,525 Ordinary Shares, outstanding as of December 10, 2024, as disclosed in the Issuer's Form 6-K filed with the SEC on December 10, 2024.
- Brookfield Asset Management ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.50 nominal value per share
Name of issuer: INDIVIOR PLC
Address of issuer's principal executive offices: 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071
Comment: This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Schedule 13D, originally filed on October 2, 2024, as amended by the Amendment No. 1 filed on November 7, 2024. (the "Schedule 13D"). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 to the Schedule 13D is hereby amended to incorporate the following at the end thereof:

On December 16, 2024, OVO Fund, VOF, OPI Fund and Boston Patriot Arlington ST LLC (together, the "Oaktree Parties") entered into a Relationship Agreement (the "Relationship Agreement") with the Issuer, pursuant to which the Issuer agreed to (i) appoint Robert Schriesheim and Joe Ciaffoni to the Board within one business day following the date of the Relationship Agreement, (ii) include Mr. Schriesheim as a candidate (along with other candidates selected by the Issuer) in the Board's ongoing process to appoint a successor Chair of the Board, (iii) in the event that Mr. Schriesheim is not appointed as Chair of the Board, appoint a third person selected by the Oaktree Parties to the Board (such person, if applicable, together with Mr. Schreisheim and Mr. Ciaffoni, the "New NEDs") no later than January 31, 2025, (iv) appoint Mr. Schriesheim and Mr. Ciaffoni as members of the Nomination Committee and the Operational Committee of the Board, and (v) from January 1, 2025 until the expiry of the Relationship Agreement have a maximum of 10 directors on the Board, or, if the third New NED is appointed, 11 directors. The Issuer also agreed that the Board will unanimously recommend to shareholders the re-appointment of the New NEDs to the Board at the 2025 Annual General Meeting of the Issuer.

The Relationship Agreement further provides that, until the expiration of the Relationship Agreement, the Oaktree Parties will not, and will take reasonable steps to ensure that each of their affiliates will not, (i) remove or publicly propose the removal of any member of the Board, (ii) put forward or propose any resolution, agenda item or amendment thereto at a general meeting of the Issuer, (iii) nominate any person to the Board, (iv) require the Board to call a general meeting of the Issuer, (v) require circulation of a statement relating to a proposed resolution or any other business to be dealt with at a general meeting of the Company, (vi) make any public proposal to change (a) the Board or management, (b) the capitalization or capital allocation program and practices of the Issuer, or (c) the Issuer's business or corporate structure, or (vii) vote against the recommendation of the Board on any Ordinary Course Resolution, or solicit or knowingly urge any shareholder of the Issuer to take the foregoing actions. The Relationship Agreement also contains mutual non-disparagement and no litigation covenants.

The Relationship Agreement will terminate on December 31, 2025, provided that the Oaktree Parties may terminate the Relationship Agreement earlier if the Issuer breaches certain provisions of the Relationship Agreement.

The foregoing description of the Relationship Agreement does not purport to be complete and is qualified in its entirety by reference to the Relationship Agreement, which is attached as Exhibit 2 hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in row (11) of each cover page of this Schedule 13D is incorporated by reference into this Item 5.

The Reporting Persons hold an aggregate of 9,521,980 shares of Common Stock, representing 7.6% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are calculated assuming 125,481,525 Ordinary Shares outstanding as reported by the Issuer in its Form 6-K filed with the SEC on December 10, 2024.

In this regard, OVO Fund is the direct holder of 5,545,556 Ordinary Shares. VOF Fund is the direct holder of 2,351,370 Ordinary Shares. OPI Fund is the direct holder of 268,780 Ordinary Shares. OC Management is the investment manager to Boston Patriot Arlington St LLC, an SMA account which directly holds 1,356,274 Ordinary Shares. Oaktree GP I is the indirect general partner of OVO Fund, VOF, and OPI Fund, and as such may be deemed to beneficially own an aggregate of 8,165,706 Ordinary Shares. OC Holdings is the indirect general partner of OVO Fund, VOF, OPI Fund, and Oaktree GP I, and as such may be deemed to beneficially own an aggregate of 9,521,980 Ordinary Shares. OC Group Holdings is the indirect owner of the Class B Units of OC Holdings, and as such may be deemed to beneficially own an aggregate of 9,521,980 Ordinary Shares. Each of the Reporting Persons disclaims beneficial ownership of the reported securities and the filing of this Statement shall not be construed as an admission of such beneficial ownership for the purposes of Section 13(d) or 13(g) of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions since the filing of Amendment No. 1.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Brookfield, which previously reported together with the Oaktree Reporting Persons, has been determined to no longer act together with the Oaktree Reporting Persons, and therefore has ceased to be the beneficial owner of more than five percent of the securities covered by this Statement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 to the Schedule 13D is hereby amended to incorporate the following at the end thereof:

On December 16, 2024, the Oaktree Parties entered into the Relationship Agreement, as defined and described in Item 4 above, which is attached as Exhibit 2 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following at the end thereof:

Exhibit 2
Relationship Agreement, dated December 16, 2024, by and among the Issuer and Oaktree Parties.

## Signatures
- Oaktree Value Opportunities Fund, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/18/2024)
- Oaktree London Liquid Value Opportunities Fund (VOF), L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/18/2024)
- Oaktree Phoenix Investment Fund, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/18/2024)
- Oaktree Capital Management, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/18/2024)
- Oaktree Fund GP I, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/18/2024)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/18/2024)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/18/2024)
- Brookfield Asset Management ULC: /s/ Kathy Sarpash, Kathy Sarpash / Managing Director, Legal & Regulatory (12/18/2024)